

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 29, 2008

Mr. Steven Peacock
Chief Financial Officer
Actionview International, Inc.
29970 Technology Drive, Suite 203
Murrieta, California 92563

> **Re:** **Actionview International, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-QSB for the period ended March 31, 2008**
> **File No. 033-90355**

Dear Mr. Peacock:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief